U.S. SECURITIES AND EXCHANGE COMMISSION
                       WASHINGTON, D.C. 20549
                             FORM 12b-25

                      STAMPEDE WORLDWIDE, INC.

                     NOTIFICATION OF LATE FILING

SEC FILE NUMBER  333-51302

CUSIP NUMBER  852843200

(Check One):

[ ] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q and Form 10-QSB [ ] Form N-SAR

For Period Ended:  June 30, 2002

[ ] Transition Report on Form 10-K [ ] Transition Report on Form 20-F [ ] Transition Report on Form 11-K [ ] Transition Report on Form 10-Q [ ] Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I--Registrant Information

Stampede Worldwide, Inc.
Full Name of Registrant


Former Name if Applicable

100 Frandorson Circle, Suite 201, Apollo Beach, Florida 33572
Address of Principal Executive Office (Street and Number) City, State and
Zip Code

Part II--Rules 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) is attached hereto, if applicable.

Part III--Narrative

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

The Company's review of its financial statements for the quarter ended June 30, 2002 by its certifying accountants has not been completed. The delay is due to the accounting for the issuance of the Company's common stock to creditors under an order by the United States Bankruptcy Court.

Part IV--Other Information

(1) Name and telephone number of person to contact in regard to this notification

John V. Whitman, Jr.           (813)                 645-7988
(Name)                           (Area Code)    (Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[ X ] Yes   [ ] No

 (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[ X ] Yes   [ ] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On April 6, 2001, the Company's parent corporation, Stampede Worldwide, Inc. (the Debtor) filed petitions for relief under Chapter 11 of the federal bankruptcy laws in the United States Bankruptcy Court for the Middle District of Florida, Tampa Division, Case No. 01-6240-8G1. The filing was made necessary by the insolvency of the Company due to the failure of its Internet, information technology and computer resale subsidiaries and the inadvertent issue of common stock that was not properly authorized under governing state law. The subsidiaries of the Company have not filed for bankruptcy protection.

Under Chapter 11, certain claims against the Debtor in existence prior to the filing of the petitions are stayed while the Debtor continues business operations as Debtor-in-possession. These claims are reflected in the September 30, 2001 Balance Sheet as "Liabilities Subject to Compromise." Additional claims may arise resulting from the determination by the court of allowed claims for disputed amounts. Claims secured against the Debtor's assets are also stayed although the holders of such claims may ask the Court for relief from the stay. Secured claims are secured primarily by liens on the Company's property and equipment.

The Bankruptcy Court has approved payment of certain pre-petition obligations, including employee wages, and retention of legal counsel and financial professionals. As a debtor-in-possession, the Company is authorized to operate its business but may not engage in transactions outside the ordinary course of business without the approval of the Bankruptcy Court. The Company has attempted to notify all known or potential creditors of the Chapter 11 filing for the purpose of identifying all pre-petition claims.

On November 9, 2001, the Bankruptcy Court entered its order confirming the Company's plan of reorganization. The plan provides for full payment to secured creditors. Unsecured creditors will be issued
3,000,000 shares of common stock of the reorganized corporation on a pro rata basis in satisfaction of their claims. Total claims identified at November 9, 2001 totaled $851,586. Preferred stockholders will be issued 500,000 shares of common stock to be divided on a pro rata basis in satisfaction of their claims as preferred stockholders.

The plan approves a thirty-to-one reverse stock split and cancellation of the shares of holders of less than 100 shares after the split. A dividend of 2,500,000 shares of Specialized Solutions, Inc. common stock is to be distributed to Stampede Worldwide, Inc. common stockholders.

The Registrant anticipates reporting a consolidated loss for the period.

Stampede Worldwide, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

By:  /s/ John V. Whitman, Jr.
     John V. Whitman, Jr., Chairman of the Board

Date:  August 14, 2002



Exhibit A
Statement of Independent Certified Public Accountants

We hereby state that we are unable to provide the required review of the consolidated financial statements of Stampede Worldwide, Inc. on or before the prescribed due date, due to disclosure issues regarding the Chapter 11 filing.

/s/ Bella, Hermida, Gillman, Hancock & Mueller
Certified Public Accountants
Plant City, Florida
August 14, 2002